Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

EFFECTIVE DATE

The following discussion is management’s assessment and analysis of the results of operations and financial conditions of Invictus MD Strategies Corp., ("Invictus", the "Company", "we", "our") and should be read in conjunction with the accompanying consolidated financial statements and related notes thereto for the year ended January 31, 2017.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

All financial information in this Management’s Discussion & Analysis ("MD&A") related to 2017 and 2016 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is May 31, 2017.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these filings do not contain any untrue statement of materials fact of omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these filings, and these financial statements together with the other financial information included in these filings. The Board of Directors’ approved the Financial Statements and MD&A and ensures that management has discharged its financial responsibilities.

FORWARD-LOOKING INFORMATION OR STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements contained in the following MD&A constitute forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. The forward-looking statements may include statements regarding work programs, capital expenditures, timelines, strategic plans, market price of commodities or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company may differ materially from those reflected in forward-looking statements due to a variety of risks, uncertainties and other factors. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include uncertainties involved in disputes and litigation, fluctuations in commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and economic return; the need for cooperation of government agencies; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; uncertainty related to the completion of the amalgamation.

It is the Company’s policies that all forward-looking statements are based on the Company’s beliefs and assumptions which are based on information available at the time these assumptions are made. The forward looking statements contained herein are as of May 31, 2017 and are subject to change after this date, and the Company assumes no obligation to publicly update or revise the statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Although management believes that the expectations represented by such forward-looking information or statements are reasonable, there is significant risk that the forward-looking information or statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking information or statements in this MD&A include, but are not limited to, information or statements concerning our expectations regarding the ability to raise additional funds and complete amalgamation.

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking information or statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and factors including: the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to fluctuation of the stock market; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. The Company has no policy for updating forward looking information beyond the procedures required under applicable securities laws.

BUSINESS OVERVIEW

Invictus MD Strategies Corp. was incorporated under the British Columbia Business Corporations Act on February 11, 2014 under the name BioAB Strategies Ltd. The Company was primarily engaged in the acquisition of bio-pharmaceutical assets to build and generate profits, and has since changed its business to focus primarily on the investment, acquisition, and development of synergistic businesses in an effort to increase and sustain growth, value, and profits. The Company’s head office is located at 1108-1238 Seymour Street, Vancouver, British Columbia, V6B 6J3.

On December 19, 2014, the Company entered into a definitive agreement pursuant to which the Company acquired all of the issued and outstanding securities of Greener Pastures Marihuana Dispensary Ltd. (“GPMD”). GPMD was incorporated on January 23, 2014 under the British Columbia Business Corporations Act. The transaction was carried out by way of a three-cornered amalgamation whereby a wholly-owned subsidiary of the Company (“Newco”) was amalgamated with GPMD to form a new corporate entity (“Amalco”). Upon completion of the amalgamation, Amalco was known as Greener Pastures Marihuana Dispensary Ltd., the continuing entity resulting from the amalgamation of Newco and GPMD. The former shareholders of GPMD were issued 21,979,120 common shares of the Company on the basis of one common share of the Company for every one GPMD common share held. Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with GPMD being identified as the accounting acquirer. The resulting consolidated statements of financial position are presented as a continuance of GPMD and the comparative figures presented in the consolidated financial statements after the acquisition are those of GPMD.

Concurrent with this transaction, the Company changed its name to Invictus MD Strategies Corp., and effected a change in directors, management and business. The Company’s common shares began trading on the Canadian Securities Exchange under the trading symbol “IMH” effective December 23, 2014. The Company’s common shares also trade on the OTC under the symbol “IVITF”, and the Frankfurt Stock Exchange under the symbol “8IS”.

On June 15, 2015, the Company completed its listing process in the United States on the OTC Markets and is currently trading under the symbol IVITF. In connection with the recent U.S. listing, the Company has also secured DTC eligibility by the Depository Trust Company for its shares; the Company is also trading in Frankfurt under the symbol 8IS and will continue to trade on the Canadian Securities Exchange under the symbol IMH.

On June 30, 2015, the Company accelerated its option to acquire an additional 26.25% interest in Future Harvest Development Ltd. (“Future Harvest”), bringing the Company’s total ownership to 60%. In consideration for the additional equity interest, the Company issued 275,000 common shares at a deemed price of $1.35, and made a cash payment in the amount of $285,000 to the shareholders of Future Harvest.

On October 27, 2015, the Company entered into agreements with certain escrowed shareholders whereby 1,708,912 escrowed common shares were voluntarily cancelled and replaced with 17,089 non-voting and non-participating Class A Preferred Shares on the basis of one Class A preferred share for each 100 escrow common shares.

On February 1, 2016, the Company acquired an additional 15% of Future Harvest, bringing the Company’s total ownership to 75%. In consideration of the remaining equity interest, the Company made a cash payment of $375,000 to the shareholders of Future Harvest.

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

On February 1, 2016, the Company sold its SunBlaster product line and as result has recorded the related assets and liabilities as assets held for sale and liabilities associated with assets held for sale as at January 31, 2016 respectively.

On March 11, 2016, the Company consolidated its issued and outstanding share capital on the basis of one post-consolidated common share for every 10 pre-consolidated common shares. All per share amounts were retroactively restated in the Company’s consolidated financial statements.

On July 18, 2016, the Company has acquired, indirectly through its subsidiary, Prestige Worldwide Holdings Inc., an additional 7.5% of the shares of Future Harvest Development Ltd., pursuant to a purchase and sale agreement dated July 15, 2016. In exchange for the additional 7.5% of the shares of Future Harvest, the Company paid $225,000 in cash to a shareholder of Future Harvest. In aggregate, the Company's total interest in Future Harvest is now 82.5% .

MEDICAL MARIJUANA REGULATORY FRAMEWORK IN CANADA

In June 2013, Health Canada issued the Marihuana for Medical Purposes Regulations (“MMPR”) for highly regulated commercial operations to produce quality medicine and covered the production and sale of dried cannabis flowers. On July 8, 2015, Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) (“CDSA”), to allow licensed producers to apply for a supplemental license to produce and sell cannabis oil and fresh marijuana buds and leaves. On August 24, 2016, the Government of Canada issued the Access to Cannabis for Medical Purposes Regulations ("ACMPR"), which allows patients to grow their own marijuana at home, limited to the number of plants required based on their prescribed dosage, and to designate a third-party grower through regulations similar to the former Medical Marijuana Access Regulations ("MMAR").

As the requirements under the current regulations are simple and involve few obstacles to access, growth in the number of approved patients is anticipated to increase exponentially. The new system also allows for competition among licensed producers on factors such as product quality, price, and variety, and enables well-positioned producers to leverage their position in the marketplace. Health Canada reported over 98,000 patients had enrolled into the ACMPR program by September 30, 2016, increasing from over 75,000 patients as at June 30, 2016 and 53,500 patients as at March 31, 2016.

LEGALIZATION OF RECREATIONAL USE OF MARIJUANA IN CANADA

On April 20, 2016, the Canadian Federal Government announced its intention to introduce legislation to legalize the recreational use of marijuana by the spring of calendar 2017. On June 30, 2016, a Task Force was established to seek input on the design of a new system to legalize, strictly regulate and restrict access to marijuana. On November 30, 2016, the Task Force issued its report to the Government of Canada for consideration as the new framework is developed.

RISK FACTORS

This section discusses factors relating to the business of the Company that should be considered by both existing and potential investors. The information in this section is intended to serve as an overview and should not be considered comprehensive and the Company may face risks and uncertainties not discussed in this section, or not currently known to us, or that we deem to be immaterial. All risks to the Company’s business have the potential to influence its operations in a materially adverse manner.

Reliance on License

The Company's ability to grow, store and sell medical marijuana in Canada is dependent on maintaining its license with Health Canada. The license is subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of the license, to maintain its license, and to renew the license after its expiry date would have a material adverse impact on the business, financial condition and operating results of the Company.

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

Although the Company believes that it will meet the requirements of the ACMPR for future extensions or renewals of the license, there can be no assurance that Health Canada will extend or renew the licenses or, if extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the license or should it renew the license on different terms, the business, financial condition and operating results of the Company would be materially adversely affected.

Regulatory Risks

The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada. Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the Company’s business, results of operations and financial condition.

Change in Laws, Regulations and Guidelines

The Company’s business is subject to particular laws, regulations, and guidelines. The production and distribution of medical marijuana is a highly regulated field, and although the Company intends to comply with all laws and regulations, any changes to such laws, regulations, guidelines and policies due to matters beyond the control of the Company may cause adverse effects to its operations.

Limited Operating History, History of Losses, and No Assurance of Profitability

The Company was incorporated and began operations in 2014 and started generating revenues from the sale of its products in fiscal 2016. The Company is subject to all of the business risks and uncertainties associated with any early-staged enterprise, including under-capitalization, cash shortages, limitation with respect to personnel, financial and other resources, and lack of revenues.

The Company has incurred operating losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that the Company will be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

Unfavourable Publicity or Consumer Perception

The success of the medical marijuana industry may be significantly influenced by the public’s perception of marijuana’s medicinal applications. Medical marijuana is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to medical marijuana will be favourable. The medical marijuana industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical marijuana is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of medical marijuana may have a material adverse effect on our operational results, consumer base and financial results.

Competition

The market for the Company’s product does appear to be sizeable and Health Canada has only issued a limited number of licenses under the ACMPR to produce and sell medical marijuana. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. A large number of companies appear to be applying for production licenses, some of which may have significantly greater financial, technical, marketing and other resources, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships.

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

Should the size of the medical marijuana market increase as projected, the demand for product will increase as well, and in order for the Company to be competitive, it will need to invest significantly in research and development, marketing, production expansion, new client identification, and client support. If the Company is not successful in achieving sufficient resources to invest in these areas, the Company’s ability to compete in the market may be adversely affected, which could materially and adversely affect the Company’s business, its financial condition and operations.

The Canadian Federal Government has committed to the legalization of recreational cannabis in Canada, though no model for this regulatory change has been publicly disclosed or timeline for implementation put forward. This regulatory change may not be implemented at all. The introduction of a recreational model for cannabis production and distribution may impact the medical marijuana market. The impact of this potential development may be negative for the Company and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates. There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

Uninsured or Uninsurable Risk

The Company may become subject to liability for risks against which it cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for the Company’s usual business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position and operations.

Key Personnel

The Company’s success will depend on its directors’ and officers’ ability to develop and execute on the Company’s business strategies and manage its ongoing operations, and on the Company’s ability to attract and retain key quality assurance, scientific, sales, public relations and marketing staff or consultants now that production and selling operations have begun. The loss of any key personnel or the inability to find and retain new key persons could have a material adverse effect on the Company’s business. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense and no assurance can be provided that the Company will be able to attract or retain key personnel in the future, which may adversely impact the Company’s operations.

Conflicts of Interest

Certain of the Company’s directors and officers are also directors and operators in other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company interests. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

In addition, the directors and the officers are required to act honestly and in good faith with a view to its best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company.

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

Litigation

The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages.

While the Company has insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact the Company’s business, operating results or financial condition.

Agricultural Operations

Since the Company’s business will revolve mainly around the growth of agricultural products, the risks inherent with agricultural businesses will apply. Such risks may include disease and insect pests, among others. Although the Company expects to grow its product in a climate controlled, monitored, indoor location, there is no guarantee that changes in outside weather and climate will not adversely affect production.

Transportation Disruptions

The Company will depend on fast, cost-effective and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company. Rising costs associated with the courier service used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

Fluctuating Prices of Raw Materials

The Company revenues, if any, are expected to be in large part derived from the production, sale and distribution of agricultural products or products related to the growth of such agricultural products. The price of production, sale and distribution of these products will fluctuate widely and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effect of these factors on the price of product produced by the Company and, therefore, the economic viability of any of the Company’s business, cannot accurately be predicted.

Environmental and Employee Health and Safety Regulations

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and nonhazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an Environmental Compliance Approval or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

Intellectual Property

The success of the Company’s business depends in part on its ability to protect its ideas and technology. The Company has no patented technology or trademarked business methods at this time but has applied to register patents.

Even if the Company moves to protect its technology with trademarks, patents, copyrights or by other means, the Company is not assured that competitors will not develop similar technology, business methods or that the Company will be able to exercise its legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions have a meaningfully impact our ability to successfully grow our business.

Political and Economic Instability

The Company may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in medicine and agriculture development or investment policies or shifts in political attitude in certain countries may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people and water use. The effect of these factors cannot be accurately predicted.

SELECTED ANNUAL INFORMATION

	January 31,	January 31,	January 31,
	2017	2016	2015
	$	$	$
Total revenues	2,549,061	3,706,125	-

Loss for the year attributable to owners of the Company	5,639,272	102,111	707,903

Basic and diluted loss attributable to owners of the Company per share	(0.54)	(0.03)	(0.08)

Total assets	20,048,472	8,113,251	396,196

RESULTS OF OPERATIONS

For the year ended January 31, 2017

During the year ended January 31, 2017, the Company incurred net loss of $5,725,963 (2016 – $6,933). The comparative results between the periods ended January 31, 2017 and 2016 are as expected, given the increased activity during the current period as compared to the previous period.

The significant difference between the comparative periods was primarily due to the following:

•

During the year ended January 31, 2017, the Company generated revenues of $2,549,061, as compared to $3,706,125 during the same period in 2016. It has incurred cost of sales of $1,559,767 during the current period (2016 - $2,500,737). The decrease in gross margin is primarily due to the Company selling the Sunblaster product line of Future Harvest, which was completed by June 30, 2016.

•

During the year ended January 31, 2017, the Company incurred $597,906 for selling and marketing expenses, as compared to $607,840 incurred during the same period in 2016. This decrease is primarily due to the decreased activity of the Company with respect to investor relations.

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

•

General and administrative expenses of $5,734,382 were incurred for the year ended January 31, 2017 as compared to $1,575,767 during the same period in 2016. This increase is expected, given the inclusion of Future Harvest’s expenses following the acquisition of majority control by the Company and large increase in stock-based compensation relating to the grant of stock options to directors, officers, employees, and consultants of the Company.

•	The Company recorded a loss in the amount of $741,239 (2016 – $nil), relating to the sale of Sunblaster product line (see Note 3 of the Financial Statements).

For the three months ended January 31, 2017

During the three months ended January 31, 2017, the Company incurred net loss of $3,165,482 (2016 – net income of $880,735). The comparative results between the periods ended January 31, 2017 and 2016 are as expected, given the increased activity during the current period as compared to the previous period.

The significant difference between the comparative periods was primarily due to the following:

••

During the three months ended January 31, 2017, the Company generated revenues of $632,840, as compared to $2,022,601 during the same period in 2016. It has incurred cost of sales of $397,352 during the current period (2016 - $1,424,585). The decrease is primarily due to the Company's sale of the Sunblaster product line during the quarter ended April 30, 2016.

•

During the three months ended January 31, 2017, the Company incurred $425,027 for selling and marketing expenses, as compared to $94,307 incurred during the same period in 2016. This increase is primarily due to the increased activity of the Company with respect to sales and marketing.

•

General and administrative expenses of $3,033,538 were incurred for the three months ended January 31, 2017 as compared to $139,640 during the same period in 2016. This increase is expected, given the inclusion of Future Harvest’s expenses following the acquisition of majority control by the Company.

•	The Company recorded a gain on fair value remeasurement of equity in the amount of $nil (2016 – $697,500), relating to the acquisition of Future Harvest (see Note 3 of the Financial Statements).

SUMMARY OF QUARTERLY RESULTS

The following table provides summary financial data for each of the eight fiscal quarters up to and including the quarter ended January 31, 2017 prepared in accordance with IFRS:

		Income (loss)
		and	Basic and diluted
	Total	comprehensive	earnings (loss) per
	revenues	loss	common share
Quarter	$	$	$
January 31, 2017	632,840	(3,857,680)	(0.24)
October 31, 2016	523,116	(401,304)	(0.06)
July 31, 2016	559,123	(1,261,363)	(0.22)
April 30, 2016	833,982	(205,616)	(0.05)
January 31, 2016	2,022,601	1,055,362	0.23
October 31, 2015	1,287,035	(135,423)	(0.03)
July 31, 2015	395,989	(445,431)	(0.10)
April 30, 2015	500	(291,107)	(0.08)

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

FOURTH QUARTER

During the quarter ended January 31, 2017, the following significant transactions occurred:

•

On December 23, 2016, the Company acquired 33.33% of AB Laboratories Inc. ("AB Labs"), a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) Under the terms of the agreement, the Company will acquire 33.33% of AB Labs for consideration of $5,000,000 (paid) and issue 2,400,000 common shares (issued at a fair value of $3,456,000), and will pay $2,000,000 90 days after closing.

•

On December 23, 2016, the Company acquired 11.76% of AB Ventures Inc. (“AB Ventures”) for cash consideration of $2,000,000. In exchange AB Ventures issued the Company 13.33 common shares and a warrant to acquire 36.66 additional common shares for $5,500,000.

•

On November 18, 2016, the Company entered into an option agreement to acquire 49% of Zenalytic Laboratories Inc. ("Zen Labs"). Per the agreement, the Company is required to issue Zen Labs $300,000 in common shares at an issue price equal to the volume weighted average price of the Company for the three days prior to closing the agreement. The Company can execute the option agreement upon delivering a notice of exercise to Zen Labs on or before the date that is 45 days after Zen Labs notifies the Company that it has obtained a Section 56 Class Exemption Dealer's license from Health Canada. $45,000 will be paid to Zen Labs by way of issuance of common shares at an issue price equal to the three day volume weighted average price of the Company's shares as consideration for the option. On November 18, 2016, the Company issued 39,130 common shares with a fair value of $48,521 pursuant to this agreement.

•

On November 22, 2016, the Company entered into an option agreement to acquire 60% a Medical Marijuana Cultivation License (the "Seller") located in Las Vegas, Nevada. The terms of the option allows the Company to acquire 10% of the Seller within 45 days after the Seller has obtained its final approval for cultivation from the state of Nevada inspection department. The Company has paid $150,000 in cash to secure the option. Upon issuance of the license, the Company will have the option (the "First Option") to acquire a 10% equity stake from the Seller for US$500,000 in cash plus US$1,725,000 in common shares of the Company at an issue price equal to the volume weighted average price of the Company's common share for the three trading days ending on the trading day prior to the date of the delivery of the option exercise notice. The Company has an option to purchase an additional 50% of the Seller for US$16,875,000 payable in any combination of cash and/or common shares of the Company. The option expires 183 days after the closing of the First Option.

•

On January 16, 2017, the Company entered into a binding term sheet with PlanC BioPharm Inc. ("PlanC") and the shareholders of PlanC (the "Sellers") pursuant to which the Company is to acquire all of the issued and outstanding shares of PlanC and assume all of the obligations and liabilities associated with the assets of PlanC or PlanC's business. As a fundamental inducement to the Sellers agreeing to sell the shares, the Company agreed to:

o	Raise $8,000,000 in financing to be held in escrow for the benefit of PlanC within 90 days of signing the definitive agreement; and
o

Use the proceeds of the financing (in whole or in part) to purchase the real property, construct a marijuana cultivation facility in compliance with the Access to Cannabis for Medical Purposes Regulations (the "ACMPR"), and take all commercially reasonable steps necessary to allow PlanC to obtain a cultivation license pursuant to the ACMPR for the facility from Health Canada.

In consideration for the PlanC shares, the Company shall pay the following amounts:

o	$100,000 in cash (paid) and issue 50,000 common shares (issued at a fair value of $75,000) to the Sellers as consideration for entering into the agreement;
o

$100,000 in cash and issue 100,000 common shares on the trading day immediately prior to the date on which the Parties execute and delivery a definitive share purchase agreement as consideration for signing a definitive agreement;

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

o	200,000 common shares on the closing of the sale of PlanC’s shares to the Company;
o	300,000 common shares upon PlanC receiving an affirmation email from Health Canada to schedule the Pre-Licensing Inspection;
o	500,000 common shares upon the completion of pre-licensing inspection; and
o	5,000,000 common shares upon PlanC’s receipt of a cultivation license under the ACMPR.

•

On December 1, 2016, the Company issued 11,429,089 units at $1.05 per unit for gross proceeds of $12,000,543. Each unit consisted of one common share and one-half warrant exercisable for one additional common share at $1.75 per share expiring in 18 months. If the closing price of the common share is equal to or greater than $2.75 for a period of ten consecutive trading days, the Company will have the right to accelerate the expiry. In connection with the private placement, the Company paid finders’ fees of $847,475 and granted 578,548 finders’ warrants. The finders’ warrants are exercisable for one additional common share at $1.75 per share expiring in 24 months.

THIRD QUARTER

During the quarter ended October 31, 2016, the following significant transaction occurred:

•

On August 18, 2016, the Company issued an aggregate of 1,400,275 common shares to certain shareholders, including directors, officers and consultants. A total of 1,139,275 common shares were converted from 113,926 Class A preferred shares on a 10-to-one basis. The common shares were issued as a result of the Company achieving certain EBITDA (earnings before interest, taxes, depreciation and amortization) milestones pursuant to an escrow agreement dated Dec. 19, 2014, and amended on March 8, 2015.

SECOND QUARTER

During the quarter ended July 31, 2016, the following significant transactions occurred:

•

On June 30, 2016, the Company closed its non-brokered private placement of units at a price of $0.15 unit, pursuant to which the company has issued 5,205,375 units for aggregate gross proceeds of $780,806 Each unit consists of one common share and one transferable common share purchase warrant exercisable at 50 cents for a period of 24 months from the date of issuance.

•

On July 18, 2016, the Company acquired, indirectly through its subsidiary, Prestige Worldwide Holdings Inc., an additional 7.5% of the shares of Future Harvest Development Ltd., pursuant to a purchase and agreement dated July 15, 2016. In exchange for the additional 7.5% of the shares of Future Harvest, Company paid $225,000 in cash to a shareholder of Future Harvest. In aggregate, the Company's interest in Future Harvest is now 82.5%.

FIRST QUARTER

During the quarter ended April 30, 2016, the following significant transactions occurred:

•

On February 1, 2016, the Company acquired an additional 15% of the shares of Future Harvest Development Ltd. In exchange for the additional 15% of the shares of Future Harvest, the Company paid $375,000 in cash to a shareholder of Future Harvest. In aggregate, the Company's total interest in Future Harvest is now 75%.

•

On March 11, 2016, the Company, announced that it is proceeding with a consolidation of its issued and outstanding share capital on the basis of one post-consolidated common share for every 10 pre- consolidated common shares. No fractional shares will be issued. Any fractional share will be rounded down to the nearest whole number. As a result of the consolidation, the 40,334,296 common shares that were issued and outstanding will be reduced to approximately 4,033,430 common shares, subject to rounding. The effect of the share consolidation on earnings per share amounts has been applied retrospectively. The option and warrants amounts have also been adjusted to reflect the consolidation.

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

INVESTMENT IN ASSOCIATES

Poda Technologies (formerly The Edison Vape Co. Ltd.)

On January 26, 2015, the Company acquired 40% of the common shares of Poda Technologies Ltd. (formerly Edison Vape Co.) (“Poda Technologies”), by way of subscribing to 4,000 shares at a price of $0.01 per common share for cash consideration of $40 and providing a non-interest bearing shareholder’s loan of $40,000 to Poda Technologies. During the period, the Company has issued the $40,000 shareholder’s loan and satisfied the terms of the agreement. Pursuant to the transaction, upon completion of a 6-month development period, and for a period of 120 days following the completion of the development period, the Company will have the option to purchase the remaining 60% of the common shares of Poda Technologies.

The option to purchase the remaining 60% will have a fixed price of $1.2 million, payable upon reaching certain milestones as outlined below:

(a)	$10,000 to be paid in cash when the Company received patent search information to allow the Company to proceed with development (paid);

(b)	$10,000 to be paid in cash 30 days after the first payment date as described above (paid);

(c)	$180,000 worth of Invictus MD shares 15 days following the end of the development period (issued);

(d)	$500,000 worth of Invictus MD shares upon Poda Technologies reaching cumulative gross sales of $2.5 million (issued in escrow); and

(e)	$500,000 worth of Invictus MD shares upon Poda Technologies achieving cumulative gross sales of $12.5 million (issued in escrow).

A 3% perpetual royalty based on the gross sales once Poda Technologies has achieved a minimum of $500,000 in cumulative gross sales is also payable. The fixed price will be payable, at the election of the Company, either in cash or by way of a combination of cash and common shares of the Company, as outlined above.

On October 31, 2015, the Company exercised its option to acquire the remaining 60% of the shares in Poda Technologies. Accordingly, the Company has entered into a share purchase agreement effective October 31, 2015, to acquire the remaining 60% of the shares in Poda Technologies from the investors. The Company now owns 100% of the shares of Poda Technologies.

Under the terms of the agreement, the Company has issued to the investors the following:

1.	180,000 common shares of the company at a deemed price of $1 per share

2.

100,000 common shares of the company at a deemed price of $5 per share, subject to escrow provisions whereby such common shares may not be released until Poda Technologies has earned an aggregate of $2.5-million in gross revenues; and

3.

66,667 common shares of the company at a deemed price of $7.50 per share, subject to escrow provisions whereby such common shares may not be released until Poda Technologies has earned an aggregate of $12.5-million in gross revenues.

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's common shares on the Canadian Securities Exchange for the seven most recent trading days immediately preceding the first sales milestone is below $0.50, or below $0.75 as of the second sales milestone, then the company has the option to issue either additional common shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional common shares is not less than a deemed issue price of $0.10.

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

As part of the agreement, Poda Technologies and the inventors have entered into a royalty agreement, whereby the inventors will receive a royalty in perpetuity equal to 3% of gross sales once Poda Technologies achieves cumulative gross revenue in the amount of $500,000.

Poda Technologies is engaged in the design, development, patenting, manufacturing, and distribution of a new and improved system for consumption of herbal materials using vaporizer technology with disposable cartridges.

The investment in The Poda Technologies was intended to provide a revenue generating business upon successful commercialization of the product. To date, the initial prototype has been completed, management has travelled to China to meet with a manufacturer, and financing opportunities and distribution partners are being sought. Initial production of the working prototype is underway.

On May 4, 2015, Poda Technologies received filing confirmation of a U.S. provisional patent for the invention of its vaporizer apparatus, device and methods.

Cannabis Health Sciences Inc.

On February 11, 2015, the Company entered into a share purchase agreement with Cannabis Health Sciences Inc. (“Cannabis Health”), a British Columbia corporation, pursuant to which the Company has acquired all of the issued and outstanding common shares of Cannabis Health, representing a 100% interest in exchange for a cash payment of $45,000, the issuance of 30,000 incentive stock options, and the issuance of up to 100,000 common shares of the Company based on certain escrow provisions.

On November 30, 2015, the Company sold its interest in Cannabis Health. Under the terms of the agreement, the company has sold 100% of its shares in Cannabis Health to an arm's length party in exchange for consideration of $275,000 consisting of $25,000 cash and $250,000 in deferred advertising. The Company will also receive a 3% perpetual royalty based on gross sales generated by Cannabis Health to begin 12 months after the closing date.

In the event of a subsequent sale by the purchaser, the royalty agreement will terminate and the Company will be entitled to receive the following cash payment:

a.	50% of the gross proceeds generated by the purchaser for a period of 18 months from the closing date;

b.	25% of the gross proceeds generated by the purchaser thereafter, terminating 10 years from the closing date.

Pursuant to the sale of Cannabis Health, an aggregate of 66,667 common shares, previously issued under the original acquisition agreement and held in escrow subject to certain performance targets, have been cancelled and returned to treasury of the Company.

VitaLeaf Management Inc.

On March 31, 2015, the Company entered into a share purchase agreement with Cannabis Health Expo Inc. (“Cannabis Health Expo”), a British Columbia corporation, pursuant to which the Company has acquired all of the issued and outstanding common shares of Cannabis Health Expo, representing a 100% interest in exchange for cash payment of $1,200 and then changed the name to VitaLeaf Management Inc. (“VitaLeaf”).

VitaLeaf was developed to be the Company’s patient management and education vertical. The Company has delayed the launch of VitaLeaf due to the uncertainty within the industry in which it operates, and in order to focus all resources on the launch of Poda Technologies and the development of Future Harvest. As of January 31, 2017, VitaLeaf remains inactive.

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

Prestige Worldwide Holdings Inc.

On March 3, 2015, the Company purchased a 100% interest in Prestige Worldwide Holdings Inc. (“Prestige”) in exchange for 171,000 common shares to the shareholder of Prestige, which was subject to the concurrent closing of the initial acquisition of Future Harvest Development Ltd. (“Future Harvest”), and will issue additional common shares as Future Harvest achieves certain EBITDA milestones (up to an aggregate of 900,000 common shares), as outlined below:

(a)	182,250 Invictus shares if the Company acquires the first additional block of 13.75% of the Future Harvest shares, based on the following release schedule:

(i)	105,000 shares on the later of (i) December 31, 2015 and (ii) 45 days after Future Harvest achieves a $1 million EBITDA milestone (the “EBITDA $1 million Date”); and

(ii)	77,250 shares on the later of (i) June 30, 2016 and (ii) 45 days after the EBITDA $1 million Date.

(b)	182,250 Invictus shares if the Company acquires the second additional block of 13.75% of the Future Harvest shares, based on the following release schedule:

(i)	60,750 shares on the later of (i) June 30, 2016 and (ii) 45 days after the EBITDA $1 million Date;

(ii)	18,000 shares on the later of (i) June 30, 2016 and (ii) 45 days after Future Harvest achieves a $2 million EBITDA milestone (the “EBITDA $2 million Date”); and

(iii)	103,500 shares on the later of (i) December 31, 2016 and (ii) 45 days after the EBITDA $2 million Date.

(c)	182,250 Invictus shares if the Company acquires the third additional block of 13.75% of the Future Harvest shares, based on the following release schedule:

(i)	52,500 shares on the later of (i) December 31, 2016 and (ii) 45 days after the EBITDA $2 million Date;

(ii)	69,000 shares on the later of (i) June 30, 2017 and (ii) 45 days after the EBITDA $2 million Date; and

(iii)	60,750 shares on the later of (i) June 30, 2017 and (ii) 45 days after Future Harvest achieves a $3 million EBITDA milestone (the “EBITDA $3 million Date”).

(d)	182,250 Invictus shares if the Company acquires the fourth additional block of 13.75% of the Future Harvest Shares, based on the following release schedule:

(i)	26,250 shares on the later of (i) June 30, 2017 and (ii) 45 days after the EBITDA $3 million Date; and

(ii)	156,000 shares on the later of (i) December 31, 2017 and (ii) 45 days after the EBITDA $3 million Date.

The purpose of acquiring Prestige was to facilitate the acquisition of Future Harvest and as a result the Company capitalized the costs related to the stepped purchase of Prestige.

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

ACQUISITIONS

Future Harvest Development Ltd.

Future Harvest, based out of Kelowna, B.C., has been operating for over 20 years as a manufacturer and distributor of innovative products and solutions for the hydroponic and indoor growing industries. Their product line is available through leading distributors and retailers across North America, the United Kingdom and Europe. Future Harvest’s product lines include SunBlaster Lighting™, Nutradip, Plantlife Products and Future Harvest Plastics, as well as the Nano-Dome and Grow Light Garden systems currently sold at major hardware and home garden centers across North America.

SunBlaster Lighting™ has introduced a variety of innovative lighting products to both the hydroponic and In Door growing industries. SunBlasters T5HO lighting fixtures, and CFL self ballasted lamps are industry leaders and a great example of Future Harvest’s commitment to providing customers with the best possible lighting for all their growing needs.

Future Harvest has been manufacturing metering and monitoring equipment for over fifteen years. Their most popular and industry standard is the Trimeter, made famous because a single glance tells you if your pH, nutrients and temperatures are on target. All Nutradip and SunBlaster products are developed, designed, tested and assembled in Canada.

Plantlife Products consists of 29 proprietary formulas that offer growers the leading edge in sediment free plant nutrition. Every product has been developed and tested in-house by Future Harvest’s own plant scientists.

On March 3, 2015, the Company entered into an agreement to indirectly acquire, through its interest in Prestige, up to 75%, over a period of eight months, the common shares of Future Harvest for an aggregate purchase price of up to $1,875,000.

As at January 31, 2016, the Company has acquired a total of 60% interest in Future Harvest by making the initial $500,000 payment on March 3, 2015; a subsequent payment of $343,750 on May 4, 2015 to acquire an additional 13.75%; and on June 30, 2015, accelerated its option to acquire an additional 26.25% by issuing 275,000 common shares of the Company at a deemed price of $1.35, and making a cash payment of $285,000 to the shareholders of Future Harvest.

On February 1, 2016, an additional 15% interest was acquired in exchange for $375,000 in cash, paid to certain shareholders of Future Harvest, bringing the Company’s total ownership to 75%.

On July 18, 2016, the Company has acquired, indirectly through its subsidiary, Prestige Worldwide Holdings Inc., an additional 7.5% of the shares of Future Harvest, pursuant to a purchase and sale agreement dated July 15, 2016. In exchange for the additional 7.5% of the shares of Future Harvest, the Company paid $225,000 in cash to a shareholder of Future Harvest. In aggregate, the company's total interest in Future Harvest is now 82.5% .

The acquisition of Prestige, and the concurrent initial acquisition of Future Harvest was completed in order to provide added value to shareholders by way of increasing EBITDA and sales targets. The Company is working with Future Harvest management to improve and streamline processes, increase brand recognition, develop new products, decrease expenses, and increase sales.

On February 1, 2016, Future Harvest entered into an asset purchase agreement with Sunblaster Holdings ULC to sell Future Harvest's SunBlaster product line. Total consideration as per the asset purchase agreement is as follows:

•	$50,000 cash deposit (paid);
•	$3 million cash payable on the closing Date (paid);
•	an amount equal to inventory on hand, at cost, as determined and payable within 30 days from February 1, 2016 (paid);
•	the final reconciliation payment, including any adjustments to freight based on actual spend, is due in cash on June 30, 2016;

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

•	a management fee payable to Future Harvest of 2.8% of gross SunBlaster sales until June 30, 2016; and
•	operating cost recoveries of approximately $24,000 per month until June 30, 2016, or such other time as mutually agreed to.

On August 3, 2016, Future Harvest closed the sale of its Sunblaster product line for total cash consideration of $4,643,802.

OUTLOOK

As of the date of this MD&A, the Company has completed a number of acquisitions and divestures and is continually working to add value through growth of current investments and seeking additional acquisition opportunities. The Company’s primary objective is to identify, grow and build companies that are complementary to one another. The Company’s strategy is to target small and mid-sized companies with proven brands, strong customer focus, and significant growth potential. We work in partnership with management teams to increase shareholder value through business planning and process integration, developing and executing growth strategies, leveraging our experience and relationships, and structuring and deploying the proper capital to support long-term growth.

LIQUIDITY AND CAPITAL RESOURCES

The Company has working capital in the amount of $3,271,288 and cash of $463,357 as of January 31, 2017. The Company’s consolidated financial statements for the year ended January 31, 2017 have been prepared on a going concern basis, which assumes that the Company will continue in operation in the foreseeable future and will be able to realize its assets and settle its liabilities in the normal course of business.

Operating Activities

As at January 31, 2017, the Company has earned revenues from its operations of $2,549,061, and has accumulated losses of $7,401,110. During the year ended January 31, 2017, the Company expended $2,503,081 in operating activities compared to $1,085,930 during the year ended January 31, 2016.

Investing Activities

During the year ended January 31, 2017, the Company expended $8,829,280 in investing activities compared to $1,399,662 during the year ended January 31, 2016. This included investments of $7,010,000, cash paid for loans receivable of $955,150, cash paid for acquisition of Future Harvest of $600,000, purchases of property and equipment of $366,075, purchases of intellectual property of $311,847, and cash paid for other assets of $250,000, net of proceeds received from the sale of the SunBlaster product line of $3,663,792.

Financing Activities

During the year ended January 31, 2017, the Company received net proceeds of $11,558,065 from financing activities compared to $2,373,031 during the year ended January 31, 2016. This included cash proceeds received from the issuance of shares of $14,024,910, net of cash paid for dividend distribution of $949,636, share issuance costs of $851,852, bank indebtedness of $365,357, and repayment of convertible loan of $300,000.

Capital Resource Measures

The Company’s ability to continue its operations is dependent on its success in raising equity through share issuances, suitable debt financing and/or other financing arrangements.

The Company manages common shares, stock options, and share purchase warrants as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its business, pursue additional investment opportunities, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. The Company does not have any externally imposed capital requirements to which it is subject.

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash on hand.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

There have been no changes to the Company’s approach to capital management during the year ended January 31, 2017. The Company is not subject to externally imposed capital requirements.

OFF-BALANCE SHEET ARRANGEMENTS AND PROPOSED TRANSACTIONS

The Company does not have any off-balance sheet arrangements or proposed transactions other than what is disclosed herein.

RELATED PARTY TRANSACTIONS

During the year ended January 31, 2017, the Company was charged $657,079 (2016 - $244,000) in management fees by a company controlled by the CEO of the Company. As at January 31, 2017, $26,825 (2016 - $nil) remains outstanding which was recorded in accounts payable and accrued liabilities.

During the year ended January 31, 2017, the Company was charged $83,200 (2016 - $117,000) in management fees by a company controlled by the former CFO of the Company.

During the year ended January 31, 2017, the Company was charged $nil (2016 - $40,000) in management fees by a company controlled by the Vice President, Business Development of the Company.

During the year ended January 31, 2017, the Company was charged $55,000 (2016 - $nil) in sales and marketing fees by a company controlled by the Vice President, Marketing and Communication of the Company. As at January 31, 2017, $8,996 (2016 - $nil) remains outstanding which was recorded in accounts payable and accrued liabilities.

During the year ended January 31, 2017, the Company was charged $596,759 (2016 - $nil) in management fees and $116,495 (2016 - $nil) in rent by companies controlled by a director of the Company. In addition the Company paid $437,500 to a Company controlled by a director for consulting fees related to the sale of SunBlaster. The Company also had sales and purchases from a company controlled by a director of $159,770 and $36,035, respectively.

As at January 31, 2017, $nil (2016 - $187,115) was due to officers and companies controlled by officers of the Company for expenses and management fees incurred. A portion of the balance owing is for expenses and fees incurred prior to these parties being classified as related. The amounts are included in accounts payable and accrued liabilities.

As at January 31, 2017, $37,500 (2016 - $nil) was due from a former director of the Company and is included in trade receivables.

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

Key management personnel compensation

The Company considers its Chief Executive Officer (“CEO”), and Chief Financial Officer (“CFO”) to be key management. The Company incurred the following key management compensation charges during the years ended January 31, 2017 and 2016:

	2017	2016
	$	$
Salaries, bonuses, fees and benefits
CEO	657,079	244,000
CFO	83,000	117,000

Share-based payments
CEO	616,740	–
CFO	–	–
	1,356,819	361,000

FINANCIAL INSTRUMENTS AND RELATED RISKS

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

		January 31,	January 31,
		2017	2016
Financial Instrument	Category	$	$
Cash	FVTPL	463,357	237,653
Short-term investments	FVTPL	3,000,000	-
Accounts receivable	Loans and receivables	633,213	1,453,650
Loans receivable	Loans and receivables	955,150	-
Deposits	Loans and receivables	-	50,000
Bank indebtedness	Other liabilities	91,144	456,501
Accounts payable	Other liabilities	332,427	1,151,411
Note payable	Other liabilities	2,000,000	-

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and Level 3: Inputs that are not based on observable market data.

The financial instruments recorded at fair value on the statements of financial position are comprised of cash and short-term investments which is measured using Level 1 of the fair value hierarchy. There were no significant transfers between Level 1 and Level 2. At January 31, 2017, the Company has no other financial instruments that require disclosure under the fair value hierarchy.

RISK MANAGEMENT

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, liquidity risk, and market risk.

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. As at January 31, 2017, the Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.

The Company maintained cash and short-term investments at January 31, 2017 in the amount of $3,463,357, in order to meet short-term business requirements. At January 31, 2017, the Company had accounts receivable of $633,213 and accounts payable and accrued liabilities of $332,427. All accounts payable and accrued liabilities are current.

Market risk

Market risk consists of currency risk, interest rate risk and other price risk. These are discussed further below.

Currency risk

The Company is exposed to financial risk related to fluctuations in foreign exchange rates. For the period ended January 31, 2017, the Company recorded a foreign exchange loss of $8,583.

Interest rate risk

Interest rate risk consists of two components:

i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature and maturity.

FUTURE CHANGES TO ACCOUNTING STANDARDS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for accounting periods beginning after February 1, 2017, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Accounting standards issued but not yet effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended January 31, 2017, and have not been applied in preparing these financial statements.

New standard IFRS 9, “Financial Instruments”

New standard IFRS 15, "Revenue from Contracts with Customers"

New standard IFRS 16, "Leases"

Invictus MD Strategies Corp.
For the year ended January 31, 2017
Management’s Discussion & Analysis (“MD&A”)

Amendments to IFRS 2, “Share-based Payment”

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

SUBSEQUENT EVENTS

Please refer to Note 23 in the Financial Statements.

DISCLOSURE OF OUTSTANDING SHARE DATA

	Common Shares	Common Share
	Issued and	Purchase	Stock
	Outstanding	Warrants	Options
Balance, January 31, 2017	27,839,600	8,882,668	2,365,000
Balance, May 31, 2017	78,971,606	25,362,622	5,415,000